UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                           Rural Cellular Corporation
       -------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                    781904107
       -------------------------------------------------------------------
                                 (CUSIP Number)

                                  Marc Buchheit
                           Knickerbocker Partners LLC
                                    Suite 801
                                 237 Park Avenue
                            New York, New York 10017
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  June 3, 2003
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 781904107

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only). Knickerbocker Partners LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

3.     SEC Use Only

4.     Citizenship or Place of Organization                   Delaware

Number of          5.   Sole Voting Power                     650,000
Shares
Beneficially       6.   Shared Voting Power                   0
Owned by
Each Reporting     7.   Sole Dispositive Power                650,000
Person With
                   8.   Shared Dispositive Power              0

9.  Aggregate Amount Beneficially Owned by Each Reporting Person        650,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]

11. Percent of Class Represented by Amount in Row (9)                   5.7 (1)

12. Type of Reporting Person (See Instructions)                         OO


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(1) Calculated based on 11,375,527 shares of Rural Cellular  Corporation's Class
A Common Stock outstanding as of May 2, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities Exchange Commission on May 14, 2003.


CUSIP No. 781904107

1.     Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).
       Marc Buchheit

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)

3.     SEC Use Only

4.     Citizenship or Place of Organization                  United States

Number of          5.   Sole Voting Power                    -156,000-
Shares
Beneficially       6.   Shared Voting Power                  -0-
Owned by
Each Reporting     7.   Sole Dispositive Power               -156,000-
Person With
                   8.   Shared Dispositive Power             -0-

                                      -3-

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person     156,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

11. Percent of Class Represented by Amount in Row (9)                1.4(1)

12. Type of Reporting Person (See Instructions)                      IN


(1) Calculated based on 11,375,527 shares of Rural Cellular Corporation's Class A Common Stock outstanding as of May 2, 2003, as reported in its quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities Exchange Commission on May 14, 2003.



Item 1.
          (a)   Name of Issuer:
                Rural Cellular Corporation

          (b)   Address of Issuer's Principal Executive Offices:
                PO Box 2000
                3905 Dakota Street SW
                Alexandria, Minnesota 65308

Item 2.
          (a)   Name of Persons Filing

                Knickerbocker Partners LLC ("Knickerbocker Partners") and Marc Buchheit. Mr. Buchheit is the sole shareholder of Knickerbocker Partners.

          (b)   Address of Principal Business Office or, if none, Residence:
                237 Park Avenue
                Suite 801

                New York, NY 10017

          (c)  Citizenship:

               Knickerbocker Partners is a limited liability company organized under the laws of the State of Delaware. Mr.Buchheit is a citizen of the United States.

          (d) Title of Class of Securities Class A Common Stock, $0.01 par value per share ("Class Common Stock")

          (e)  CUSIP Number
               781904107

Item 3.   If  this   statement  is  filed   pursuant   to ss.ss.240.13d-1(b) or
          240.13d-2(b) or (c), check whether the person filing is a:

         (a)   [   ]  Broker or dealer  registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)   [   ]  Bank as defined in section 3(a)(6) of the Act
                      (15 U.S.C. 78c).

         (c)   [   ]  Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)   [   ]  Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C 80a-8).

         (e)   [   ]  An investment adviser in accordance with
                      ss. 240.13d-1(b)(1)(ii)(E);

         (f)   [   ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)   [   ]  A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h)   [   ]  A savings associations as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)   [   ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)   [   ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

         Not Applicable.

Item 4.  Ownership.

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         (a)   Amount beneficially owned:

               Knickerbocker Partners beneficially owns 650,000 shares of Class A Common Stock.

               Mr. Buchheit beneficially owns 156,000 shares of Class A Common Stock. Together, the reporting persons beneficially own 806,000 shares of Class A Common Stock.

         (b)   Percent of class:

               Calculated based on 11,375,527 shares of Class A Common Stock outstanding as of May 2, 2003, as reported in Rural Cellular Corporation's quarterly report on Form 10-Q for the quarter ended March 31, 2003 and filed with the Securities Exchange Commission on May 14, 2003:

               Knickerbocker Partners has beneficial ownership of 5.7 percent of all of the outstanding shares of Class A Common Stock.

               Mr. Buchheit has beneficial ownership of 1.4 percent of all of the outstanding shares of Class A Common Stock.

               Together, the reporting persons have beneficial ownership of 7.1 percent of all of the outstanding shares of Class A Common Stock.

          (c)  Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote

                    Knickerbocker Partners has the sole power to vote or direct the vote of 650,000 shares of Class A Common Stock.

                    Mr. Buchheit has the sole power to vote or direct the vote of 156,000 shares of Class A Common Stock.

               (ii) Shared power to vote or to direct the vote 0

              (iii) Sole power to dispose or to direct the disposition of

                    Knickerbocker Partners has the sole power to dispose or direct the disposition of 650,000 shares of Class A Common Stock.

                    Mr. Buchheit has the sole power to vote or direct the vote of 156,000 shares of Class A Common Stock.

               (iv) Shared power to dispose or to direct the disposition of 0


          The shares of Class A Common Stock reported as beneficially owned by Knickerbocker Partners are held in the name of Knickerbocker Fund L.P., a Delaware limited partnership of which Knickerbocker Partners serves as the general partner. Knickerbocker Partners has the sole power to vote and dispose of all shares of Class A Common Stock held by Knickerbocker Fund L.P. By virtue of Mr. Buchheit's position as sole shareholder of Knickerbocker Partners, Mr. Buchheit may be deemed to have the shared power to vote and direct the vote of, and the shared power to dispose or direct the disposition of, such shares, and therefore, Mr. Buchheit may be deemed to be the owner of such Class A Common Stock.


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          Not Applicable

Item 9.   Notice of Dissolution of Group

          Not Applicable

Item 10.  Certification

          By signing below Knickerbocker Partners and Marc Buchheit certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 14, 2003


                                Knickerbocker Partners LLC


                                By: /s/ Marc Buchheit
                                    -------------------------------------
                                    Name:  Marc Buchheit
                                    Title: President


                                Marc Buchheit, in his individual capacity


                                    /s/ Marc Buchheit
                                    -------------------------------------
                                     Marc Buchheit




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